UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM SD
SPECIALIZED DISCLOSURE REPORT
GLOBUS MEDICAL, INC.
(Exact name of registrant as specified in charter)

DELAWARE	001-35621	04-3744954
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

2560 GENERAL ARMISTEAD AVENUE, AUDUBON, PA 19403-5214
(Address of principal executive offices) (Zip Code)

KYLE R. KLINE
Chief Financial Officer, Senior Vice President
(610) 930-1800
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☒	Rule 13p-1 under Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.
☐	Rule 13q-1 under Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended _________.

Section 1 – Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
Globus Medical, Inc. (the “Company”) is filing this Specialized Disclosure Report (“Form SD”), including the Conflict Minerals Report attached as Exhibit 1.01 hereto (the “Conflict Minerals Report”), for the reporting period from January 1, 2025 to December 31, 2025 to comply with Rule 13p-1 of the Securities Exchange Act of 1934, as amended.
A copy of the Company’s Conflict Minerals Report is attached hereto as Exhibit 1.01, and is publicly available at www.investors.globusmedical.com/investors-overview. The Company’s website and the information accessible through it are not incorporated into this Form SD and are not deemed filed with the U.S. Securities and Exchange Commission.
Item 1.02 Exhibit
The Conflict Minerals Report is filed hereto as Exhibit 1.01.
Section 2 – Resource Extraction Issuer Disclosure
Item 2.01 Resource Extraction Issuer Disclosure and Report
Not applicable.
Section 3 – Exhibits
Item 3.01 Exhibits
The following exhibit is submitted as part of this report.

EXHIBIT INDEX
Exhibit No.	Description of Exhibit
1.01	Conflict Minerals Report of Globus Medical, Inc. as required by Items 1.01 and 1.02 of this Form SD

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

GLOBUS MEDICAL, INC.
(Registrant)

Dated:	May 27, 2026	/s/ KYLE R. KLINE
Kyle R. Kline
Chief Financial Officer, Senior Vice President
(Principal Financial Officer)